Exhibit 21.1

FOXO Technologies Inc. Subsidiaries

Subsidiaries	Jurisdiction of Organization
FOXO Technologies Operating Company	Delaware
FOXO Labs Inc.	Delaware
FOXO Life, LLC	Delaware
FOXO Life Insurance Company	Arkansas
Scientific Testing Partners, LLC	Delaware